# BACK TO SPACE™

***Most people are destined for greatness, but their spark is never lit.***
***…Our job is to light it***

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**Proven Execution ● Impact Investment ● Timing ● Unmatched Resources ● Fun**

1. Extraordinary  Team

2. Significant Impact

3. Tenacious Multi-Faceted Business Model

# The Problem



Countries with the most STEM Grads

| | Grads x 1000 |
|---|---|
| JAPAN | 195 |
| INDONESIA | 210 |
| IRAN | 350 |
| USA | 580 |
| RUSSIA | 585 |
| INDIA | 2,600 |
| CHINA | 4,700 |

Source: World Economic Forum

**Forbes** statista



STEM as % of all Degrees

| | |
|---|---|
| USA | 12.5% |
| BRAZIL | 14.0% |
| JAPAN | 20.0% |
| RUSSIA | 28.0% |
| INDIA | 29.0% |
| CHINA | 41.0% |
| IRAN | 48.0% |

Source:
*Accenture Institute for High Performance*

- China, India and Russia are ahead
- U.S. the companies cannot find engineers
- STEM Programs lack passion and excitement



BACK TO SPACE

# Key Elements of the Company

## Back To Space is a for-profit Company, with a STEM Impact

1. **The Team**
   a. Combined experience starting 32 companies
   b. Astronaut team includes three Apollo Astronauts
   c. Advisor group reads like a "Who's Who" of successful leaders
   d. Hollywood team with well known media and awards

2. **Revenue & Growth**
   a. Revenue from digital media, already beginning viral growth
   b. TV Show in development with compelling twists and potential
   c. Collaborations and special projects for revenue and growth

3. **Impact**
   a. Inspire Engineering and Science
   b. Fix a major deficiency of engineers in the U.S.



BACK TO SPACE



# Giant Lunar Map

Apollo 17
Sea of Tranquility
Sea of Serenity
Apollo 11
Apollo 15
Sea of Rains
Apollo 16
Copernicus
Tycho
Apollo 12
Apollo 14
Sea of Clouds
Ocean of Storms
6′
160′

Jacksboro, Texas

- Scale of 1 foot to 18 miles, 120-foot diameter, 11,300 sq ft
- 3D relief map texture with concrete lasting for hundreds of years.
- Visitors will be able to walk on it and explore the features and surface.
- LED lighting gives us the ability to host Blue Moon, Harvest Moon, eclipses with Blood Red Moon and other festivals.
- Augmented reality (software) that will be regularly updated.
- Lunar rover competitions for schools around the world. Students will navigate obstacle course from their home school room.
- BTS will sponsor regular rocket launch and landing competitions on the Giant Lunar Map.

BACK TO SPACE

# The True Impact

The Amazing Race winner get $1M
American Idol wins a record label

We will create Inspiration and
Emotion by doing something
that's never been done before

# One Seat

www.backtospace.com/sizzle

Contact Michael@BackToSpace.com for password

# Space News Flash



Views for Space News Flash

- *The Back To Space Team has worked to produce a quality and engaging content.*
- *We have added sponsors, advertising and collaborations every week*
- *The growth curve has reflected the efforts*
- *SocialBlade Analytics predicts 1 million viewers in the next 10 months.*

# BTS current Ownership

| Back To Space Cap Table - Summary | | | |
|---|---|---|---|
| **Preferred Unit Holders** | | | |
| **Entity or Last Name** | **Role** | **Preferred Units** | **Price Paid** |
| Current Series A Investors | | 45,440.00 | 1,136,000.00 |
| Series A to be Issued | | 58,560.00 | 1,464,000.00 |
| **Manager - Common Unit Holders** | | | |
| **Entity or Last Name** | **First** | **Role** | **Common Units** | **Price Paid** |
| **TOTAL COMMON UNITS** | | | 181,376 | 190 |

Note: Preferred units convert into 33.3% of the fully diluted company after 200% payout.

- BTS has raised $1,136,000 in Series A
- Current ownership contains all of the luminaries listed on the next three pages.
- Apollo astronauts: Cunningham, Duke, and Worden
- Emmy winning producers Cowen and Washington
- Business leaders Mark Victor Hansen, Jim Keyes, Patrick Seaman, Maga and Simons
- And of course every member of the management team.


BACK TO SPACE

# Apollo Astronaut Team



### Walt Cunningham

- Apollo 7 LM Pilot
- Head Skylab Branch of Apollo Astronauts
- Physicist and Harvard MBA
- Author
- NASA Distinguished Service Medal
- NASA Exceptional Service Medal
- Medal of Valor, American Legion
- International Space Hall of Fame
- U.S. Astronaut Hall of Fame
- Iowa Aviation Hall of Fame
- International Air & Space Hall of Fame



### Al Worden

- Apollo 15 Command Module Pilot
- Guinness Book of World Records as the "Most isolated human being"
- First Deep-Space EVA, and J-Mission
- NASA Distinguished Service Medal - 1971.
- International Space Hall of Fame
- U.S. Astronaut Hall of Fame
- In 2016, Worden was inducted into the International Air & Space Hall of Fame
- Poet and author



### Charlie Duke

- Apollo 16 Lunar Module Pilot.
- Cap Com for Apollo 11
- Youngest man to walk on the Moon
- Backup LM Pilot for Apollo 13 and 17
- Took his family picture and left it on the Moon
- Competed in the First Lunar Olympics
- Second J-Mission on Lunar Surface
- Tenth man to walk on the Moon with 265 hours in space and 20 hours on the Moon.



BACK TO SPACE

*Note: Buzz Aldrin has agreed to advise the Team*







# TV co-Production Team

STATION 10

**Christopher Cowen, Executive Producer**

- 5 Primetime Emmy nominations, 2 PGA Awards
- Apollo 13 – the movie (winner of Golden Globe, Oscar, & Screen Writers Guild)
- From Earth to the Moon – HBO Miniseries
- Magnificent Desolation – iMax Movie
- 1968 – The Year That Changed America
- My Big Fat Greek Wedding
- Decade Series – (60s, 70s, 80s, 90s)
- Gettysburg
- Killing Lincoln
- Celebrity Adventure Club
- …and dozens more

**Hayma Washington, Executive Producer**

- Winner of 7 Primetime Emmys, 7 time nominee for PGA Awards
- Chairman of the Television Academy
- One of the most prolific and accomplished executives in Hollywood
- The Amazing Race
- Honey, I shrunk the Kids
- Naked Science
- Hurricane Hunters
- Celebrity Adventure Club
- …and dozens more

**BTS-Station 10 Agreement Terms**

- Co-Executive Producers with Back To Space
- Co-Developers of the program
- 50/50 Split of profits

BACK TO SPACE

10

# Back To Space Advisors



**MARK VICTOR HANSEN** is a celebrity speaker, author, co-creator of Chicken Soup for the Soul and over 100 other bestselling books, who holds two Guinness records for selling over five hundred million books. Mark has spoken in 78 countries and appeared on over 5000 major TV and radio shows like Fox, CNN, and Oprah. Known as "America's Ambassador of Possibility," Mark is a transformational trainer who creates breakthroughs in mere moments. Mark's business colleagues, scholarship assets and media resources help Back To Space management and Group 1 Ambassadors accomplish a wide array of objectives. He is a valuable partner in providing project and business development oversight, marketing expertise and national and international strategic connections.



**JIM KEYES** served as the former CEO Blockbuster and of 7-Eleven Inc, where he helped to achieve 36 consecutive quarters of same-store sales increases. Prior to 7-Eleven, he held various field and headquarters positions in a five-year tenure with Gulf Oil Corporation. He joined CITGO Petroleum in 1985. He was the founder of the Education is Freedom Foundation, a Member of Board of Overseers of Columbia Business School, and a Director of the SMU Cox School of Business. Other Board seats include the American Red Cross, Murphy USA Inc., Americas Strategic Alliances, L.L.C., the Dallas Center for Performing Arts, The Dallas Symphony Association, the Cooper Institute, and the Dallas Education Foundation. He received the Horatio Alger Award in 2005



**PATRICK SEAMAN** was Mark Cuban's first employee where he served as CTO at Broadcast.com. He now provides Fractional CXO services, consulting and guidance for several companies, including WhichBox Media, KraftWurx, Digital Factory, and Lettuce Evolve. Patrick earned a B.S. in Applied Mathematics from the University of Texas at Dallas where he currently serves on the Board of Advisors of the School of Natural Sciences and Mathematics. Patrick cowrote the first major book on Internet broadcasting, Website Sound, the science fiction novel Accipiter War, and edited many other books as well as voice-acted in many full cast audio dramas while he was the Publisher at Timberwolf Press..





**MACIEJ MAGA** is one of the best known portrait artists of our time. Raised in Soviet Poland, Maga escaped to the west in the early 1980s, where he was embraced in Europe and the United States. Maga has painted over a thousand portraits including Pope John Paul, Ronald Regan, Chuck Norris and several Apollo astronauts. Maga's works have been featured alongside those of Hockney and Pablo Picasso in private collections and museums throughout Europe. Like many, Maciej has long held a fascination for space, and the Apollo era astronauts. He recently completed an Apollo 7 charcoal, now housed in the Frontiers of Flight Museum, and an charcoal of the three primary Back To Space astronauts, owned by a private donor. Maga is currently working on a major Apollo painting, slated to be unveiled in 2019.



**ERIK SIMONS** is a serial entrepreneur, pioneering online affiliate marketing networks and has founded multiple internet companies around the globe, establishing software development companies in Eastern Europe and the Baltic regions.. Using his performance-based solutions, Simons generated several hundred million dollars in revenues for well- known advertisers such as BestBuy, Amazon.com, Disney, AT&T, and many more. Simons also founded Carmercial, the automotive industry's leading ad platform. He invented platforms for the optimization and distribution of web video for USOnetworks a leading platform for internet-based, charity-driven crowd-funding site. When he is not pushing a development team to the furthest edges of technology he is pushing his high G capable aerobatic aircraft to the limits during his aerobatic routines.

# Back To Space core Team



**MICHAEL GORTON, President** is a 12-time Serial Entrepreneur with 28 years of experience building companies in the telecom, music and entertainment, energy, healthcare, education, book publishing, and water remediation industries, and is a strong believer that focus and persistence lead to success. Michael was founding CEO of Teladoc, named by MIT as one of the Top 50 Smartest Companies in the World in 2015 and currently the world's leading telemedicine company with a $5.6 billion NASDAQ market cap. He led Internet Global from concept to the #1 ranked Internet provider in North Texas and the construction of the world's first DSL network and one of the first VOIP networks. Michael's startups have created more than $6 billion in wealth. Two of Gorton's books have become bestsellers.



**DANIELLE ROOSA, Co-Founder & Chief Communications Officer** is the granddaughter of Apollo 14 astronaut Stuart Roosa. While studying Communications at UMASS Amherst she interned at NASA HQ, MTV, and Premier PR in London. During Danielle's internship at NASA, she noticed a fundamental lack of interest in the Apollo program and STEM among her peers. After graduating Summa Cum Lade she moved to Los Angeles to pursue acting and producing. In the last three years, she has written and produced award winning short films. Danielle created the Back To Space idea to bridge her passions for space and the entertainment industry.



**ERIC LENINGTON, Chief Technical Officer**, is a 19x serial entrepreneur, angel investor, and public speaker with extensive experience in technology and business, ranging from embedded systems to telecom networks to cloud computing and cyber security. Early ventures included business software for some of the first personal computers, a worldwide network for reliable digital message delivery, wireless test equipment, and RAID storage subsystems. Eric has spent most of the last 25 years at pioneering telecom companies. Since 2015, he has been focused on the emerging Internet of Things market, investing in and mentoring startups in this space, as well as founding software provider ObjectSpectrum in 2016.



**JACK ROOSA, Flight Director** watched his father travel to the moon on Apollo 14. Jack attend the U.S.A.F. Academy and became a decorated Top Gun fighter pilot with 80 combat missions and over 3700 hours in the F-16 and other high-performance aircraft. Jack was awarded the Meritorious Service Medal, Air Medal, Aerial Achievement Medal, Presidential Unit Citation Award with Valor, and the Combat Service Medal. He currently works in management for a major Defense Company, responsible for all P&L activities and a team of approximately 140 people. Jack is an avid pilot and self-professed "adrenaline junkie". He has parachuted out of airplanes, flown experimental aircraft, is SCUBA certified and loves to travel.

BACK TO SPACE

# Questions?

BACK TO SPACE

# BACK TO SPACE ™

*Most people are destined for greatness, but their spark is never lit.*
*...Our job is to light it*

 https://www.youtube.com/channel/UCHZ63YtVtdQDqLxKyTDmtmw

www.BackToSpace.com

**Proven Execution** ● **Impact Investment** ● **Timing** ● **Unmatched Resources** ● **Fun**